UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment ____)*

DIANA SHIPPING INC.
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2066G104
(CUSIP Number)

October 16, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No	Y2066G104

1.	NAMES OF REPORTING PERSONS

F. Laeisz GmbH

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,305,426 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,305,426 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,305,426 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents 5,520,000 shares of common stock of the Issuer, par value $0.01 per share (“common shares”), and 785,426 common shares issuable upon the conversion of 482,766 warrants, in each case held by F. Laeisz GmbH. The warrants are convertible at a current conversion rate of 1.62693, which includes a “Bonus Share Fraction,” as set forth and described in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on September 9, 2024, filed pursuant to Rule 424(b)(2) of the Securities Act of 1933, as amended (the “Prospectus Supplement”).

(2)	Percentage calculation based on a denominator equal to (a) 125,154,946 common shares outstanding as of September 9, 2024, as reflected in the Prospectus Supplement plus (b) 482,766 warrants outstanding (multiplied by the conversion rate), in each case held by F. Laeisz GmbH.

Page 2 of 9 pages

CUSIP No	Y2066G104

1.	NAMES OF REPORTING PERSONS

KG Reederei N. Schües mbH + Co.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,305,426 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,305,426 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,305,426 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents 5,520,000 shares of common stock of the Issuer, par value $0.01 per share (“common shares”), and 785,426 common shares issuable upon the conversion of 482,766 warrants, in each case held by F. Laeisz GmbH, of which KG Reederei N. Schües mbH + Co. owns a 48% controlling share. The warrants are convertible at a current conversion rate of 1.62693, which includes a “Bonus Share Fraction,” as set forth and described in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on September 9, 2024, filed pursuant to Rule 424(b)(2) of the Securities Act of 1933, as amended (the “Prospectus Supplement”).

(2)	Percentage calculation based on a denominator equal to (a) 125,154,946 common shares outstanding as of September 9, 2024, as reflected in the Prospectus Supplement plus (b) 482,766 warrants outstanding (multiplied by the conversion rate), in each case held by F. Laeisz GmbH.

Page 3 of 9 pages

CUSIP No	Y2066G104

1.	NAMES OF REPORTING PERSONS

Nikolaus H. Schües

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,305,426 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,305,426 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,305,426 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents 5,520,000 shares of common stock of the Issuer, par value $0.01 per share (“common shares”), and 785,426 common shares issuable upon the conversion of 482,766 warrants, in each case held by F. Laeisz GmbH, of which KG Reederei N. Schües mbH + Co. owns a 48% controlling share, of which Mr. Schües owns a controlling share. The warrants are convertible at a current conversion rate of 1.62693, which includes a “Bonus Share Fraction,” as set forth and described in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on September 9, 2024, filed pursuant to Rule 424(b)(2) of the Securities Act of 1933, as amended (the “Prospectus Supplement”).

(2)	Percentage calculation based on a denominator equal to (a) 125,154,946 common shares outstanding as of September 9, 2024, as reflected in the Prospectus Supplement plus (b) 482,766 warrants outstanding (multiplied by the conversion rate), in each case held by F. Laeisz GmbH.

Page 4 of 9 pages

CUSIP No	Y2066G104

Item 1.	(a).	Name of issuer:

Diana Shipping Inc. (the “Issuer”)

(b).	Address of issuer’s principal executive offices:

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

Item 2.	(a).	Name of person filing:

F. Laeisz GmbH (“Laeisz”)

KG Reederei N. Schües mbH + Co. (“KG Reederei”)

Nikolaus H. Schües (“Mr. Schües” and together with Laeisz and KG Reederei, the “Reporting Persons”)

Laeisz is 48% owned and controlled by KG Reederei. KG Reederei is 68.75% owned and controlled by Mr. Schües.

(b).	Address of principal business office, or if none, residence:
The principal business office of each of Reporting Person is: Trostbruecke 1 20457 Hamburg Germany

(c).	Citizenship:

Laeisz is a German corporation. KG Reederei is a German corporation. Mr. Schües is a German citizen.

(d).	Title of class of securities:

Shares of common stock, par value $0.01 per share

(e).	CUSIP No.:

Y2066G104

Item 3.	If This Statement is filed pursuant to Rules 240.13d-1(b), or 13d-2(b), or (c), check whether the person filing is a: Not applicable

Page 5 of 9 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Laeisz	6,305,426
KG Reederei	6,305,426
Mr. Schües	6,305,426

(b) Percent of class:

Laeisz	5.0%
KG Reederei	5.0%
Mr. Schües	5.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote.

Laeisz	0
KG Reederei	0
Mr. Schües	0

(ii) Shared power to vote or to direct the vote.

Laeisz	6,305,426
KG Reederei	6,305,426
Mr. Schües	6,305,426

(iii) Sole power to dispose or to direct the disposition of.

Laeisz	0
KG Reederei	0
Mr. Schües	0

(iv) Shared power to dispose or to direct the disposition of.

Laeisz	6,305,426
KG Reederei	6,305,426
Mr. Schües	6,305,426

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Not applicable

Page 6 of 9 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 18, 2024
Date

F. Laeisz GmbH

By: /s/ Hannes Thiede
Name: Hannes Thiede
Title: Managing Director/COO
By: /s/ Joern Scheller
Name: Joern Scheller
Title: Director Finance
KG Reederei N. Schües mbH + Co.

By: /s/ Nikolaus H. Schües
Name: Nikolaus H. Schües
Title: Authorized Signatory /s/ Nikolaus H. Schües Nikolaus H. Schües

* Each Reporting Person disclaims beneficial ownership in the Issuer’s Common Shares, par value $0.01 per share, reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Page 8 of 9 pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D with respect to the common stock of Diana Shipping Inc., beneficially owned by them, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13G or, if applicable, Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13G or Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 18th day of October, 2024.

F. Laeisz GmbH

By: /s/ Hannes Thiede
Name: Hannes Thiede
Title: Managing Director/COO
By: /s/ Joern Scheller
Name: Joern Scheller
Title: Director Finance

KG Reederei N. Schües mbH + Co.

By: /s/ Nikolaus H. Schües
Name: Nikolaus H. Schües
Title: Authorized Signatory

/s/ Nikolaus H. Schües Nikolaus H. Schües

Page 9 of 9 pages